August 26, 2009

Attn: Mr. Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street N.E.

Washington, D.C. 20549

Re:	DIRECTV
Amendment No. 1 to Form S-4
Filed July 30, 2009
File No 333-159810

Dear Mr. Fischer:

On behalf of our client, DIRECTV (the “Company”), please find responses to the comments from the Staff’s letter to the Company (File No. 333-159810) of August 17, 2009 regarding the Amendment No. 1 to Form S-4 (the “Amendment”). Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.              We note your responses to comments one and two in our letter dated July 8, 2009, and are unable to agree with your analysis regarding Holdings meeting the requirements for use of Form S-3 for purposes of incorporating by reference under the applicable provisions of Form S-4. In this regard, the no action letters you cite appear to address no-action relief with respect to Form S-3 eligibility subsequent to the closing of the relevant transaction, and not

2230 East Imperial Hwy P.O. Box 956 El Segundo, CA 90245

                        before. Please revise to provide the disclosure requested by the original comments.

The Company has revised the disclosure on page 44 and pages 79 and 84 of the proxy statement/prospectus and has added Annex G to the proxy statement/prospectus in response to the Staff’s original comments. We note that based on the analysis provided in our response letter of July 30, 2009, the Company believes that it will be eligible to use Form S-3 after the consummation of the mergers described in the proxy statement/prospectus.

The Split Off and the Mergers, page 48

2.              We note your response to comment 32 in our letter dated July 8, 2009, and the revised disclosure at page 53. Please explain more specifically how the $160 million additional consideration to the Malone Group was determined and valued.

The Company has revised the disclosure on pages 54 and 55 of the proxy statement/prospectus in response to the Staff’s comment.

The Merger Agreement, page 90

3.              We note your response to comment 49 in our letter dated July 8, 2009, and the revised disclosure at page 91. Please be advised that, notwithstanding the general disclaimer regarding non-reliance on the covenants in the merger agreement relating to the conduct of the parties during the pendency of the transaction, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise your disclosure, as appropriate.

The Company acknowledges its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. The Company has considered the relevant facts and has determined then no additional disclosures are required.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call or e-mail me (310-964-0723; larry.hunter@directv.com), Frederick S. Green (212-310-8524; frederick.green@weil.com), Michael Lubowitz (212-310-8566; michael.lubowitz@weil.com) or Jackie Cohen (212-310-8891; jackie.cohen@weil.com).

Very truly yours,

Larry D. Hunter
Chief Executive Officer
The DIRECTV Group, Inc.

cc:	Frederick Green, Esq.
Michael Lubowitz, Esq.
Jackie Cohen, Esq.